As filed with the Securities and Exchange Commission on December 24, 2015

1933 Act Registration No. 333-208231

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☒	Pre-Effective	☐	Post-Effective
	Amendment No. 1		Amendment No.

METROPOLITAN SERIES FUND*

(Exact Name of Registrant as Specified in Charter)

(617) 578-4036

Area Code and Telephone Number

One Financial Center

Boston, Massachusetts 02111

(Address of Principal Executive Offices)

Michael Lawlor, Esq.

Assistant Secretary

Metropolitan Series Fund

One Financial Center

Boston, Massachusetts 02111

(Name and Address of Agent for Service)

Copies to:

David C. Mahaffey, Esq.

Sullivan & Worcester LLP

1666 K Street, N.W.

Washington, D.C. 20006

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Class A and Class B shares of beneficial interest, par value $0.00001 per share, of the Registrant’s WMC Core Equity Opportunities Portfolio.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	On behalf of its WMC Core Equity Opportunities Portfolio

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-208231) that was filed with the Commission on November 25, 2015. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial registration Statement on Form N-14 (File No. 333-208231) under the Securities Act of 1933, as filed with the Commission on November 25, 2015.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in this City of Boston and Commonwealth of Massachusetts on the 24th day of December, 2015.

METROPOLITAN SERIES FUND
Registrant

By:	/s/ Elizabeth M. Forget
Elizabeth M. Forget
President

As required by the Securities Act of 1933, as amended, the following persons have signed this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 in the capacities indicated and on the dates indicated.

	Signature		Title	Date

	/s/ Elizabeth M. Forget	*	President (Principal executive	December 24, 2015
	Elizabeth M. Forget		officer), Trustee

	/s/ Peter H. Duffy	*	Chief Financial Officer and	December 24, 2015
	Peter H. Duffy		Treasurer

	/s/ Stephen M. Alderman	*	Trustee	December 24, 2015
Stephen M. Alderman

	/s/ Robert J. Boulware	*	Trustee	December 24, 2015
Robert J. Boulware

	/s/ Susan C. Gause	*	Trustee	December 24, 2015
Susan C. Gause

	/s/ Nancy Hawthorne	*	Trustee	December 24, 2015
Nancy Hawthorne

	/s/ Barbara A. Nugent	*	Trustee	December 24, 2015
Barbara A. Nugent

	/s/ Linda B. Strumpf	*	Trustee	December 24, 2015
Linda B. Strumpf

	/s/ Dawn M. Vroegop	*	Trustee	December 24, 2015
Dawn M. Vroegop

*By:	/s/ John L. Chilton
John L. Chilton
Attorney-in-fact